

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

<u>Via E-mail</u>
Nickolay Kukekov
Chief Executive Officer
Fits My Style Inc.
305 W. 50th Street, Apt. 25A
New York, NY 10019

   Re: **Fits My Style, Inc.**
     Preliminary Information Statement on Schedule 14C
     Filed December 3, 2012
     File No. 000-54495

Dear Mr. Kukekov:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Maryse Mills-Apenteng

         Maryse Mills-Apenteng
         Special Counsel

cc: <u>Via E-Mail</u>
  Anthony W. Epps
  Dorsey & Whitney LLP